ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

December 23, 2016	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Credit Income Fund

File Nos. 333-214419 and 811-23211

Dear Ms. Dubey:

Thank you for your letter, dated December 1, 2016 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Flexible Credit Income Fund (the “Fund”), which was filed with the SEC on November 3, 2016 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, to be filed on or about December 23, 2016 (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Cover page

1.	Comment: The second paragraph (Investment Objectives) states that the Fund “seeks to provide attractive risk-adjusted returns as a primary objective and seeks current income as a secondary objective.” Inasmuch as the Fund’s name includes the word “income”, please revise the investment objective to emphasize the achievement of current income. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), question no. 9.

Response: The Fund respectfully declines to make any changes in response to this Comment. The Fund believes that its name is consistent with Section 35(d) of the Investment Company of 1940, as amended (the “1940 Act”), and Rule 35d-1 thereunder in that the Fund’s investment objective emphasizes seeking current income, albeit as a secondary objective. The Fund also notes that its name includes the word “Credit,” which precedes “Income,” and therefore believes it is appropriate to have objectives that seek attractive risk-adjusted returns as a primary objective as well as current income as a secondary objective.

2.	Comment: In the third paragraph (Investment Strategy), please prominently disclose that the Fund may originate loans, securitize the loans it originates, and invest in alternative lending-related securities, such as whole or fractional loans on an alternative lending platform.

Response: Please see the responses to Comments 8, 11 and 16 below.

3.	Comment: The second sentence of the fourth paragraph (Portfolio Contents) states that the Fund may invest up to 40% of its assets in emerging market issuers and that this limit does not apply to “investment grade sovereign debt . . . with less than one year remaining to maturity”. Since this sentence indicates that the Fund can invest without limit in emerging market issuers, please revise this sentence to state that there is no limit on the Fund’s investments in emerging market issuers and then to state which type of emerging market issuer is limited to 40% of the Fund’s total assets.

Response: In response to this Comment, the disclosure has been revised as follows:

The Fund may invest without limit in investment grade sovereign debt, including sovereign debt issued by emerging market issuers, denominated in the relevant country’s local currency with less than 1 year remaining to maturity (“investment grade sovereign debt”). The Fund may invest up to 40% of its total assets in securities of issuers economically tied to “emerging market” countries other than investments in investment grade sovereign debt, where, as noted above, there is no limit.

Prospectus Summary — Investment Objectives and Strategies — Investment Objectives (pages 1 - 2)

4.	Comment: The first sentence of the second paragraph states that the Fund will invest in, among other things, convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., credit quality, conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Fund intends to invest in CoCos and the amount the Fund intends to invest. If the Fund intends to invest in CoCos, please explain to us whether CoCos will count towards satisfying the Fund’s 80% policy.

Response: The Fund intends to invest in contingent convertible securities, which may be a principal type of investment, but will pursue a flexible investment strategy such that it is difficult to predict whether and to what extent contingent convertible securities may be used from time to time and as market conditions change. Contingent convertible securities will count towards satisfying the Fund’s 80% policy.

In response to this Comment, the Fund will disclose in the section “Investment Objectives and Strategies” that the Fund may invest in contingent convertible securities. The following instrument description for contingent convertible securities has also been added to the section “Portfolio Contents and Other Information:”

Contingent Convertible Securities

Contingent convertible securities (“CoCos”) are a form of hybrid debt security that is structured to either convert into equity or have their principal written down upon the occurrence of certain “triggers.” The triggers are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going-concern. CoCos’ unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements. Some additional risks associated with CoCos include, but are not limited to:

Loss absorption risk. CoCos have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses.

Subordinated instruments. CoCos will, in the majority of circumstances, be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the Fund, against the issuer in respect of or arising under the terms of the CoCos shall generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if the CoCos are converted into the issuer’s underlying equity securities following a conversion event (i.e., a “trigger”), each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument.

Market value will fluctuate based on unpredictable factors. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

In addition, the following disclosure has been added to the Registration Statement in the section “Principal Risks of the Fund”:

Contingent Convertible Securities Risk

Contingent convertible securities (“CoCos”) have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued viability. As a result, an investment by the Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. An investment by the Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the Fund’s rights and claims will generally rank junior to the claims of holders of the issuer’s other debt obligations. In addition, if CoCos held by the Fund are converted into the issuer’s underlying equity securities following a trigger event, the Fund’s holding may be further subordinated due to the conversion from a debt to equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk, liquidity risk and valuation risk. An investment by the Fund in CoCos may result in losses to the Fund.

Prospectus Summary — Investment Objectives and Strategies — Portfolio Management Strategies (pages 2 - 4)

5.	Comment: On page 3, the second sentence of the first full paragraph sets forth the types of debt instruments in which the Fund will invest for purposes of its 80% policy. The disclosure sets forth numerous types of investments. Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund will principally invest. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies and as indicated by the Fund’s name, the Fund will utilize a flexible asset allocation strategy across a variety of global credit sectors and will have the flexibility to invest in a variety of debt and related instruments as a principal investment strategy from time to time and as market conditions change.

6.	Comment: On page 4, the second to last sentence of the first paragraph indicates that the Fund may engage in short sales. Please confirm to us that the fee table includes, as an expense, an estimate of the interest and dividend expenses paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.116 (May 1, 2016).

Response: The Fund confirms that, to the extent the Fund anticipates engaging in short sales during its first year, an estimate of the interest and dividend expenses to be paid on such transactions will be reflected in the fee table in accordance with Form N-2.

7.	Comment: On page 4, the last sentence of the first paragraph states that “[f]or purposes of the Fund’s 80% policy, the Fund generally values its derivative instruments based on their market value.” Please revise this sentence to remove the word “generally”. See Rule 35d-1(a)(2)(i). See also Section 2(a)(41) of the 1940 Act.

Response: The Fund has removed the above-referenced sentence and respectfully submits that the Fund’s 80% policy is not being adopted pursuant to Rule 35d-1 under the 1940 Act, as the Fund’s name does not indicate that the Fund intends to invest in a particular type of “investment” that would subject it to Rule 35d-11. However, the Fund has chosen to adopt the noted 80% policy as an investment guideline outside the context of Rule 35d-1.

For purposes of its 80% policy, the Fund intends to count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Fund is buying protection and options on swaps at market value because the economic exposure provided by these instruments is not represented by the full notional value of the derivative. With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund intends to count the full notional value of the derivative because the Fund’s economic exposure to the underlying asset is equal to the notional value.

8.	Comment: On page 4, the second sentence of the third paragraph states that the Fund may purchase “alternative lending-related securities,” such as whole or fractional loans, on an alternative lending platform. Please disclose any upper limit on the Fund’s investments in alternative lending-related securities. We may have more comments after reviewing your response.

Response: The Fund does not currently expect that it would invest more than 25% of its total assets in alternative lending-related securities. Accordingly, the Fund has revised the referenced disclosure as follows:

The Fund may invest up to 25% of its total assets in ~~purchase~~ “alternative lending-related securities,” such as whole or fractional loans, on an alternative lending platform.

Prospectus Summary — Investment Manager (page 5)

9.	Comment: The second sentence states that “Dan Ivascyn, Alfred Murata and Eve Tournier are primarily responsible for the day-to-day management of the Fund.” Please clarify the roles that the portfolio managers play in managing the Fund’s portfolio. For example, please disclose whether one individual serves as a lead portfolio manager or whether all of the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund. See Instruction to Item 9.1.c. of Form N-2.

Response: The above-referenced disclosure has been revised to reflect that the Fund’s portfolio is jointly managed by the three named portfolio managers.

[1]	The answer to Question 9 in the SEC Staff Q&A regarding Rule 35d-1 provides that “Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment”, which is the case with respect to the Fund’s use of “Income” in its name. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), question no. 9. Similarly, the Fund’s use of “Credit” in its name is intended to suggest that PIMCO’s investment strategies to be employed for the Fund focus on the credit quality of securities and instruments selected for the portfolio and related analysis. For instance, “Portfolio management strategies – Investment selection strategies” in the Prospectus provides in part that “PIMCO generally selects particular investments for the Fund by employing a bottom-up, disciplined credit approach . . .” and that “PIMCO utilizes strategies that focus on credit quality analysis, duration management and other risk management techniques.” That section of the Prospectus also includes subsections entitled “Credit quality” and “Independent credit analysis,” the latter of which explains that PIMCO relies primarily on its own analysis of the credit quality and risks associated with individual debt instruments considered for the Fund, rather than relying exclusively on rating agencies or third-party research. The Fund’s focus on credit quality will apply to a variety of investments, such as bonds, derivative instruments, preferred shares and other instruments, and its use of “Credit” in the Fund’s name is not intended to suggest any particular investment.

Prospectus Summary — Principal Risks of the Fund

10.	Comment: The disclosure in this section sets forth 65 principal risks. Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. See Item 8.3.(a) of Form N-2.

Response: In response to the Staff’s Comment, the Fund has removed the following risks from the “Principal Risks of the Fund” section in Pre-Effective Amendment No. 1: Municipal bond risk; Inflation-indexed security risk; EMU-related redenomination risk; Synthetic convertible securities risk; Event-linked securities risk; Failures of future commission merchants and clearing organizations; Equity securities and related market risk; Preferred securities risk; Smaller company risk; Short sale risk; Other investment companies risk; Recent economic conditions risk; and Regulatory risk – commodity pool operator.

Prospectus Summary — Principal Risks of the Fund — Loan Origination Risk (page 14)

11.	Comment: Please disclose the following with respect to loans originated by the Fund. We may have more comments after reviewing your response.

a.	Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions that the Fund may not make loans except as permitted by the 1940 Act (as disclosed on page 78 of the Statement of Additional Information);

b.	Description of overall loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

c.	Description of Fund’s underwriting standards for these loans;

d.	Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

e.	Whether the Fund will set up its own online lending platform to originate these loans.

Response: The Fund does not currently intend to originate loans as a principal investment strategy and has removed related disclosure from the Prospectus.

12.	Comment: Please add disclosure to this risk factor that, when the Fund originates loans, it will be subject to the credit risk of borrowers.

Response: Please see the response to Comment 11 above.

13.	Comment: Please disclose any limits on the amount of loans the Fund may originate to issuers in the same industry (e.g., no more than 25% of the Fund’s assets).

Response: Please see the response to Comment 11 above.

14.	Comment: The fifth sentence of the first paragraph states that the Fund will be responsible for expenses associated with originating a loan. Please confirm to us that these expenses are reflected in the fee table.

Response: Please see the response to Comment 11 above.

15.	Comment: Please disclose the Fund’s procedures for valuing such loans, including the following. We may have more comments after reviewing your response.

a.	What factors does the Fund consider when valuing the loans?

b.	How are factors incorporated in the Fund’s valuation methodology?

c.	Does the Fund rely on third party pricing services to value the loans? If so, what is the pricing services’ methodology to determine prices?

d.	How does the Fund adjust the fair value of the loans to reflect changes in interest rates, spread levels and other market conditions?

e.	Confirm that valuation is determined on an individual loan basis and not on a pool of loans basis (even if the loans are pooled into Securitized Vehicles).

f.	To what extent are reliable market quotations available to determine fair value?

Response: Please see the response to Comment 11 above.

Prospectus Summary — Principal Risks of the Fund — Securitization Risk (page 14)

16.	Comment: The first sentence states that the Fund may securitize its assets, including loans it has originated through a special purpose vehicle such as a wholly owned subsidiary. Please disclose in greater detail how the Fund may securitize assets, including the types of assets it may securitize, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the Fund), the types of securities the vehicles will issue (e.g., debt, equity), how the vehicles will issue securities (e.g., in private placements), and what recourse debt holders will have against the Fund’s assets. We may have more comments after reviewing your response.

Response: The Fund does not currently intend to securitize assets, including loans it has originated through a special purpose vehicle such as a wholly-owned subsidiary, as a principal investment strategy and has therefore removed the related disclosure from the Prospectus.

17.	Comment: Please explain to us whether the sale of interests by a securitized vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would comply with Sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.

Response: Please see the response to Comment 16 above.

18.	Comment: Please confirm to us that the financial statements of the Securitized Vehicles will be consolidated with the Fund.

Response: Please see the response to Comment 16 above.

19.	Comment: Please provide the following disclosure with respect to any Securitized Vehicles that are wholly owned subsidiaries of the Fund.

a.	Disclose that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Securitized Vehicle.

b.	Disclose that each collateral manager to the Securitized Vehicle will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the management agreement between the Securitized Vehicle and the manager will be filed as an exhibit to the registration statement. Please also confirm that the collateral manager will be identified as an investment adviser to the Fund. See Item 9.1.(b) of Form N-2.

c.	Disclose that each Securitized Vehicle will comply with the 1940 Act provisions related to affiliated transactions and custody (Section 17). Please identify the custodian for the Securitized Vehicle.

d.	Disclose any of the Securitized Vehicles’ principal strategies or risks that constitute principal strategies or risks of the Fund. The principal strategies and risks of the Fund should reflect aggregate operations of the Fund and the Securitized Vehicle.

e.	Confirm to us that the management fee (including any performance fees) paid to any collateral manager of the Securitized Vehicle will be included in the Management Fee line item in the fee table and the other expenses of the Securitized Vehicle will be included in the Other Expenses line item in the fee table.

f.	Confirm to us that the Securitized Vehicles will be organized in the United States. Alternatively, confirm to us that the Securitized Vehicle and any board of directors it has will agree to designate an agent for service of process in the United States and the Securitized Vehicle and any board of directors will agree to inspection by the staff of the Securitized Vehicle’s books and records. Confirm to us that these books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: Please see the response to Comment 16 above.

Summary of Fund Expenses (pages 32 - 33)

20.	Comment: Footnote 5 states that the expense limitation agreement renews annually for a full year unless terminated by PIMCO upon at least 30 days notice prior to the end of the contract term. Since PIMCO has the ability to terminate this agreement prior to the end of the one year contract term, the agreement may not extend for a full year from the effective date of the registration statement. Therefore, please move all disclosure regarding the expense limitation agreement out of the fee table to another location in the prospectus.

Response: The Expense Limitation Agreement will remain in effect for two years from the date of effectiveness and during such period may only be terminated upon the termination of the Investment Management Agreement or by the Fund, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO. Corresponding changes have been made where applicable in Pre-Effective Amendment No. 1 to reflect the term of the Expense Limitation Agreement.

21.	Comment: The last sentence of footnote 5 to the fee table states that “PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees plus such recoupment do not exceed the Expense Limit.” Please revise this sentence to clarify that PIMCO may only recoup these waivers and reimbursements for a period not exceeding three years from the specific time the waiver or reimbursement was made. In addition, please revise the proviso in this sentence to state that PIMCO may recoup provided organizational expenses and pro rata Trustees’ fees plus such recoupment do not exceed the lesser of the Expense Limit at the time of waiver or reimbursement or the Expense Limit in effect at the time of recoupment. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.72.

Response: Pursuant to the terms of the Expense Limitation Agreement, the Organizational and Trustee Fee Expenses are annualized monthly as of the last day of the month, and if they exceed a limit set forth in the Expense Limitation Agreement, PIMCO must waive or reduce its Management Fee for such month, or reimburse the Fund, by an amount sufficient to reduce the Expenses below the limit for that month. If in any month the estimated Expenses the Fund for that month are less than the limit, PIMCO is entitled, under certain conditions, to reimbursement by the Fund of any Management Fees waived or reduced pursuant to the Fee Waiver Agreement during the previous 36 months.

In consideration of the Staff’s comment, the Fund has incorporated the following additional disclosure related to the Expense Limitation Agreement in Footnote 5 to the fee table:

In any month in which the investment management agreement is in effect, PIMCO is entitled to reimbursement by the Fund of any portion of the Management Fee reduced as set forth above (the “Reimbursement Amount”)

during the previous thirty-six months, provided that such amount paid to PIMCO will not: 1) together with any recoupment of organizational expenses and pro rata trustee fees or Management Fees exceed 0.07% of average net assets; 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

22.	Comment: On page 32, the paragraph introducing the examples states that the examples assume, among other things, “the sales load and the offering expenses listed in the parenthetical above”. Please clarify to which “parenthetical” this phrase refers.

Response: The Fund has removed the following disclosure on page 32: “the sales load and the offering expenses listed in the parenthetical above.”

Use of Proceeds (page 34)

23.	Comment: The second sentence states that the Fund will invest substantially all of the net proceeds in investments that meet its investment objectives and policies “as soon as practicable after receipt of the proceeds.” Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective with specificity (e.g., 3 months). See Item 7.2 of Form N-2. If the time period is more than 3 months, please disclose the reason for the delay. See Guide 1 to Form N-2.

Response: Unlike with a traditional closed-end fund, the Fund will not conduct an initial public offering that will result in a one time receipt of substantial proceeds following a single offering. Instead, similar to an open-end fund, the Fund will conduct a continuous offering and will therefore continuously receive flows that will be invested on an ongoing basis. Accordingly, the Fund has revised the referenced disclosure as follows:

The Fund will invest the net proceeds of its continuous offering on an ongoing basis in accordance with the Fund’s investment objectives and policies as stated below as soon as practicable after receipt of the proceeds, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes.”

Portfolio Contents and Other Information — Credit Default Swaps (pages 53 - 54)

24.	Comment: On page 54, the last paragraph under this section states that if the Fund sells credit default swaps, the Fund will segregate cash or liquid assets with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Please revise this disclosure to remove the reference to “(minus any amounts owed to the Fund)”.

Response: In response to this Comment, the Fund has revised the phrase, “minus any amounts owed to the Fund” to “minus any collateral on deposit and plus or minus any amount the Fund is obligated to pay or is to receive under the swap agreement.”

Management of the Fund — Management Fee (pages 84 - 85)

25.	Comment: In the first paragraph, please disclose how derivatives will be valued for purposes of calculating “total managed assets”.

Response: The above-referenced disclosure has been updated in Pre-Effective Amendment No. 1 to reflect that for purposes of calculating total managed assets, the Fund’s derivative investments will be valued based on their market value.

Plan of Distribution — Purchasing Shares (pages 89 - 90)

26.	Comment: The last complete sentence on page 89 states that in order to receive the current day’s NAV, order instructions must be received in good order prior to market close. Please clarify the disclosure to specify the time of “market close”.

Response: The above-reference disclosure has been updated in Pre-Effective Amendment No. 1 to reflect that market close is the close of trading on the New York Stock Exchange (ordinarily 4:00 p.m. Eastern Time).

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies — Derivative Instruments (pages 48 - 67)

27.	Comment: On page 67, the last paragraph states that, with respect to forwards, futures contracts, options and swaps that are contractually permitted or required to cash settle, the Fund is permitted to segregate liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, rather than the derivative’s full notional value. Inasmuch as the staff only views this type of asset segregation as appropriate with respect to forwards and futures contracts that are contractually required to cash settle, please revise this sentence so that it only refers to forwards and futures contracts that are contractually required to cash settle.

Response: The Fund understands that the Staff position regarding segregation or “earmarking” liquid assets equal to the Fund’s daily mark-to-market net obligation under an instrument that is required to cash settle arises from Staff comments on various registrant filings over the years rather than from an affirmative statement in no-action, interpretive or exemptive relief, or other published Staff guidance. The Fund believes its practices are consistent with currently effective series of other registrants that use similar descriptions of coverage practices and that its disclosures are appropriate. Furthermore, there is no practical difference between the Fund’s potential obligation under a forward or future that is required to cash settle and a swap or written option that is required to cash settle. The Fund’s coverage practices with regard to swaps and written options that are required to cash settle are consistent with the practice of segregating or “earmarking” the Fund’s daily mark-to-market net obligation under a forward or future that is required to cash settle.

Investment Objectives and Policies — Short-Term Investments/Temporary Defensive Strategies (page 77)

28.	Comment: The disclosure states that for temporary defensive purposes, the Fund may invest up to 100% of its net assets in, among other things, credit-linked trust certificates and/or index futures contracts of similar derivative instruments. Inasmuch as the staff views only investments designed for principal protection, rather than to implement a new strategy, as appropriate when a fund takes a temporary defensive position, please delete the reference to the instruments described above. Alternatively, please explain to us how these instruments are appropriate as investments for temporary defensive purposes.

Response: The disclosure referenced in this Comment is intended to give PIMCO broad flexibility to manage the Fund in such a way as to limit the Fund’s exposure in a variety of circumstances, some of which may not be currently anticipated. The Fund believes that a variety of temporary defensive strategies may be appropriate under different circumstances. The Fund does not believe that limiting the available defensive investments or strategies would be appropriate, and potentially could reduce the Fund’s ability to take measures intended to mitigate risk. Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

Investment Restrictions — Fundamental Investment Restrictions (pages 78 - 79)

29.	Comment: Item (1) states that the Fund will concentrate in mortgage-related assets and asset-backed instruments issued by government agencies or other governmental entities or by private originators or issuers, and other investments that the Investment Manager considers to have the same primary economic characteristics. Please explain to us why it is appropriate to treat such mortgage-related assets, asset-backed instruments and other investments that the Investment Manager considers to have the same primary economic characteristics to be in a particular industry or group of industries. See BlackRock Multi-Sector Income Trust ((SEC No-Action Letter) (July 9, 2013)), at text following note 3; Morgan Stanley Mortgage Securities Trust ((SEC No-Action Letter) (July 9, 2013)), at text following note 3. See also Guide 19 (Concentration of Investments in Particular Industries) to Form N-1A (stating that a “registrant may select its own industry classifications . . . but such classifications should not be so broad that the primary economic characteristics of companies in a single class are materially different”). We may have more comments after reviewing your response.

Response: In response to this Comment, and consistent with the no-action letters the Staff cites in this Comment, the Fund has clarified its concentration policy as follows:

The Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets ~~and asset-backed instruments~~ issued by government agencies or other governmental entities or by private originators or issuers~~, and other investments that the Investment Manager considers to have the same primary economic characteristics~~.

Investment Restrictions —Other Information Regarding Investment Restrictions (pages 79 - 80)

30.	Comment: On the cover page, the disclosure under “Portfolio Contents” states that the Fund may invest in shares of other investment companies. Please disclose in this section that the Fund will consider the portfolio holdings of investment companies (whether affiliated or unaffiliated) in which it invests when it applies its own concentration policy.

Response: The Fund respectfully declines to make any changes in response to this Comment. The Fund takes the position that concentration in a particular industry is determined at the fund level rather than by “looking through” to the portfolio holdings of an investment company in which it may invest. We are not aware of any published SEC or Staff authority that requires a fund to “look through” other investment companies for purposes of applying the fund’s concentration policy.

Signatures

31.	Comment: Once the Board has been constituted (e.g., independent trustees appointed), please confirm that the next amendment to the Fund’s registration will be executed in accordance with Section 6 of the Securities Act of 1933 (the “Securities Act”).

Response: The Fund confirms that the next amendment to the Fund’s registration will be executed in accordance with Section 6 of the Securities Act.

GENERAL COMMENTS

32.	Comment: Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

Response: Responses to the Staff’s comments will be made in all portions of the Registration Statement that are implicated by such changes.

33.	Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table on page 32; certain information with respect to Fund directors on pages 82 through 89; information regarding the investment management agreement, legal proceedings and portfolio managers on pages 91 through 95; anti-takeover provisions on page 113; taxation on pages 116 through 134; financial statements on page 137). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: Except as noted below in response to Comment 34, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

34.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: To the extent the Fund relies on Rule 430A of the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness, the Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

35.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund does not currently intend to submit any no-action request. Although the Fund is currently able to rely on an exemptive order granted by the SEC to Allianz Global Investors Fund Management LLC (“AGIFM”), Allianz Global Investors Distributors LLC (“AGID”) and an AGIFM-sponsored interval fund on September 18, 2007 in order to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges because PIMCO is under common control with AGID, the Fund currently intends to submit an exemptive application for similar relief with the following entities as applicants: the Fund, PIMCO, PIMCO Investments LLC (“PI”) and any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which PIMCO, PI or any entity controlling, controlled by, or under common control with PIMCO or PI, or any successor in interest to any such entity, acts as investment manager, adviser or principal underwriter and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934.

36.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

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The Fund would also like to call your attention to certain changes to the Registration Statement that will be reflected in Pre-Effective Amendment No. 1, in addition to those described in the responses above:

•	The fundamental policy of the Fund related to repurchases has been changed to the following:

i)	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

ii)	The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board of Trustees (the “Board’) in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to shareholders of the repurchase offer.

iii)	There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value (“NAV”) applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.

Wu-Kwan Kit, Esq.

David C. Sullivan, Esq.